January 22, 2013

Mr. Martin James
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Magnetek, Inc.
Form 10-K for the Transition Period ended January 1, 2012
Filed March 15, 2012
File No. 1-10233

Dear Mr. James:

This letter is in response to your comment letter dated December 21, 2012, regarding your review of Magnetek, Inc.'s (“Magnetek,” the “Company,” or “we”) Form 10-K for the transition period ended January 1, 2012. Your file reference number is provided above.

For ease of reference, we have repeated the Staff's comments in bold text preceding our response to each comment.

Form 10-K for the Transition Period ended January 1, 2012

Item 8. Financial Statements and Supplementary Data

Note 13. Employee Benefit Plans, page 51

1.
We note from your response to prior comment 1, gains and losses in excess of 10% of the corridor are amortized on a straight-line basis over the average future life expectancy of the covered group (plan participants) at the measurement date. Please tell us why you amortize over this period and not the average remaining service period of active employees expected to receive benefits under the plan. Tell us whether all or almost all of a plan's participants are inactive. Refer to FASB ASC 715-30-35-24.

Response:

In accordance with ASC 715-30-35-24, we amortize actuarial gains and losses on a straight-line basis over the average future life expectancy of the covered group (plan participants) as all of our plan participants are inactive. The term inactive typically refers to plan participants who are either retired, or are otherwise no longer working for the company (i.e., former employees who are considered vested and terminated). In our case, current employees who are participants in the plan are also considered inactive, as their future service does not earn them any additional benefits under the plan, due to the fact that the plan has been frozen since fiscal year 2003.

As of January 1, 2012, the status of our plan participants (total of 8,410) was as follows:

•	Current employees - 92

•	Vested and terminated - 4,039

•	Retirees and beneficiaries - 4,279

2.
We note your response to prior comment 4 and the inclusion of your proposed narrative description of investment policies and strategies. However, your proposed disclosure does not appear to address FASB ASC 715-20-50-1(d) (5)(ii) and (iv). Please specifically address your consideration of those disclosures.

Response:

In addition to our previously provided narrative of investment policies and strategies, we further intend to disclose in future filings the fair value of each class of plan assets as of each date for which a statement of financial position is presented, and to disclose a reconciliation of beginning and ending balances for level 3 plan assets as of the end of each date for which a statement of financial position is presented. These disclosures would have been as follows had they been included in our Form 10-K for the transition period ended January 1, 2012.

The fair values of pension plan assets as of January 1, 2012, July 3, 2011, and June 27, 2010, were as follows (figures in US$ 000's):

	Quoted prices	Significant
	in Active Markets	Other	Significant
	for Identical	Observable	Unobservable	Balance as of
	Assets	Inputs	Inputs	January 1,
Plan Assets as of January 1, 2012	(Level1)	(Level 2)	(Level 3)	2012
Cash and cash equivalents	$2	$—	$—	$2
Equity holdings:
U.S. large cap	39,615	—	—	39,615
U.S. small cap	12,030	—	—	12,030
International equity	16,412	—	—	16,412
Fixed income holdings:
Core fixed income	—	19,441	—	19,441
Emerging market debt	—	2,933	—	2,933
Limited partnership holdings	—	—	28,911	28,911
Total pension plan assets	$68,059	$22,374	$28,911	$119,344

				Balance as of
				July 3,
Plan Assets as of July 3, 2011	Level 1	Level 2	Level 3	2011
Cash and cash equivalents	$210	$—	$—	$210
Equity holdings:
U.S. large cap	43,596	—	—	43,596
U.S. small cap	13,456	—	—	13,456
International equity	19,980	—	—	19,980
Fixed income holdings:
Core fixed income	—	22,219	—	22,219
Emerging market debt	—	3,111	—	3,111
Limited partnership holdings	—	—	30,291	30,291
Total pension plan assets	$77,242	$25,330	$30,291	$132,863

				Balance as of
				June 27,
Plan Assets as of June 27, 2010	Level 1	Level 2	Level 3	2010
Cash and cash equivalents	$3,032	$—	$—	$3,032
Equity holdings:
U.S. large cap	36,015	—	—	36,015
U.S. small cap	10,051	—	—	10,051
International equity	12,721	—	—	12,721
Fixed income holdings:
Core fixed income	—	21,705	—	21,705
High yield bond	—	6,884		6,884
Emerging market debt	—	3,030	—	3,030
Limited partnership holdings	—	—	24,954	24,954
Total pension plan assets	$61,819	$31,619	$24,954	$118,392

The following table presents a reconciliation of the change in fair value measurements using significant unobservable inputs, or level 3 assets (figures in US$ 000's):

	Six Months
	Ended	Twelve Months Ended
	January 1, 2012	July 3, 2011	June 27, 2010
Balance, beginning of period	$30,291	$24,954	$32,636
Gains (losses) on assets	(1,380)	5,337	318
Purchases, sales and settlements, net	—	—	(8,000)
Balance, end of period	$28,911	$30,291	$24,954

To further address FASB ASC 715-20-50-1(d) (5) (iv), note that the fair value of our reported level 3 assets in our transition report on Form 10-K for the period ended January 1, 2012, has been estimated using the net asset value per share of the investment as a practical expedient. Our investments in limited partnerships were categorized as level 3 investments due to lock-up provisions which prohibited us from selling our interest in these investments for specified periods of time. These lockup provisions have now expired, and we currently have the ability to redeem our investments in limited partnerships at net asset value in the near term (within three to six months). As a result, we currently expect that our future filings will categorize previously reported level 3 assets as level 2 assets. As such, we do not currently anticipate being subject to the disclosure requirements related to level 3 assets in our future filings.

In connection with this response to your comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding our response, please contact me.

Sincerely,

/s/ Marty J. Schwenner

Marty J. Schwenner
Vice President and Chief Financial Officer
Magnetek, Inc.

4